FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF MAY 2016

VIDEOTRON LTD./VIDÉOTRON LTÉE

(Name of Registrant)

612 St-Jacques, Montreal, Canada, H3C 4M8

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.]

Form 20-F  ☒                    Form 40-F  ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.]

Yes  ☐                     No  ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b): 82-            .]

Quarterly Report for the Period Ending

March 31, 2016

VIDEOTRON LTD.

Filed in this Form 6-K

Documents index

1-	Quarterly report for the period ended March 31, 2016 of Videotron Ltd.

QUARTERLY REPORT

2016 FISCAL YEAR

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

Three-month Period

January 1, 2016 – March 31, 2016

May 18, 2016

VIDEOTRON LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2016 and 2015

(unaudited)

MANAGEMENT DISCUSSION AND ANALYSIS

CORPORATE PROFILE

We, Videotron Ltd. (“Videotron” or the “Corporation”), are a wholly owned subsidiary of Quebecor Media Inc. (“Quebecor Media”), incorporated under the Business Corporations Act (Québec). We are the largest cable operator in the Province of Québec and the third-largest in Canada, based on the number of cable customers, as well as being a major cable Internet services and telephony services provider in the Province of Québec. Our cable network covers approximately 79% of the Province of Québec’s approximately 3.6 million residential and commercial premises. The deployment of our LTE network and our enhanced offering of mobile communication services for residential and business customers allow us to consolidate our position as a provider of integrated telecommunication services.

Videotron Business Solutions is a premier full-service telecommunications provider serving small and medium-sized and large-sized businesses, as well as telecommunications carriers. Products and services for small and medium-sized businesses are supported by extensive coaxial, fiber optic and LTE wireless networks.

Videotron’s primary sources of revenue include: subscriptions for cable television, Internet access, cable and mobile telephony services, Club illico over-the-top video services (“Club illico”) and business solutions services.

The following Management Discussion and Analysis covers the Corporation’s main activities in the first quarter of 2016 and the major changes from the previous financial year.

All amounts are stated in Canadian dollars unless otherwise indicated. This Management Discussion should be read in conjunction with the information in the Corporation’s Annual Report for the financial year ended December 31, 2015 (Form 20-F), which is available on the website of the U.S. Securities and Exchange Commission at <www.sec.gov>. Due to rounding, minor differences may exist between amounts shown in this MD&A and the condensed consolidated financial statements.

HIGHLIGHTS SINCE DECEMBER 31, 2015

•	During the first quarter of 2016, revenues grew by 5.3%, adjusted operating income grew by 4.5% and ARPU grew by 7.1%, all compared to the first quarter of 2015.

•

As of March 31, 2016, 795,700 lines were activated on our mobile telephony service, an increase of 27,100 (3.5%) in the quarter and a year-over-year increase of 20.2%. Furthermore, wireless ARPU grew by $3.64 (7.9%) year-over-year.

•

Videotron received two honourable distinctions. For the third consecutive year, according to an Ipsos-Infopresse study, Videotron was ranked Québec’s most influential brand in the industry. In addition, for the eleventh consecutive year, according to market research firm Léger, Videotron was ranked Québec’s most admired company in the telecommunication industry.

•

On January 7, 2016, Videotron announced the acquisition of Fibrenoire Inc. (“Fibrenoire”), a company that provides fibre-optic connectivity services, for a cash consideration of $125.0 million, subject to certain adjustments. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to continue to meet the growing demand from business customers for fibre-optic connectivity.

•

On April 5, 2016, NBCUniversal Television & New Media Distribution Canada and Quebecor Content announced an agreement which will allow Club illico to offer its subscribers the most recent programming from one of the world’s largest content producers and distributors in the world.

NON-IFRS FINANCIAL MEASURES

The non-IFRS financial measures used by the Corporation to assess its financial performance, such as adjusted operating income and adjusted operating income margin are not calculated in accordance with, or recognized by IFRS. The Corporation’s method of calculating these non-IFRS financial measures may differ from methods used by other companies and, as a result, the non-IFRS financial measures presented in this document may not be comparable to other similarly titled measures disclosed by other companies.

MANAGEMENT DISCUSSION AND ANALYSIS

Adjusted Operating Income

The Corporation defines adjusted operating income, as reconciled to net income under IFRS, as net income before depreciation and amortization, financial expenses, gain or loss on valuation and translation of financial instruments, gain or loss on debt refinancing, restructuring of operations and other items and income taxes. Adjusted operating income as defined above is not a measure of results that is consistent with IFRS. It is not intended to be regarded as an alternative to other financial operating performance measures or to the consolidated statement of cash flows as a measure of liquidity and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with IFRS. Our management and Board of Directors use this measure in evaluating our consolidated results. As such, this measure eliminates the effect of significant levels of non-cash charges related to the depreciation of tangible assets and amortization of certain intangible assets and is unaffected by the capital structure or investment activities of the Corporation. Adjusted operating income is also relevant because it is a significant component of our annual incentive compensation programs. A limitation of this measure, however, is that it does not reflect the periodic costs of tangible and intangible assets used in generating revenues. Our definition of adjusted operating income may not be the same as similarly titled measures reported by other companies.

Adjusted Operating Income Margin

The Corporation defines adjusted operating income margin as the adjusted operating income expressed as a percentage of revenues under IFRS.

KEY PERFORMANCE INDICATOR

Average Monthly Revenue per User

ARPU is an industry metric that the Corporation uses to measure its monthly cable television, Internet access, cable and mobile telephony and Club illico revenues per average basic cable customer. ARPU is not a measurement that is calculated in accordance with IFRS and the Corporation’s definition and calculation of ARPU may not be the same as identically titled measurements reported by other companies. The Corporation calculates ARPU by dividing its combined cable television, Internet access, cable and mobile telephony and Club illico revenues by the average number of basic cable customers during the applicable period, and then dividing the resulting amount by the number of months in the applicable period.

Table 1 below presents a reconciliation of adjusted operating income to net income as disclosed in our consolidated financial statements.

Table 1

Reconciliation of the adjusted operating income measure used in this report to the net income measure used in the condensed consolidated financial statements

(in millions of dollars)

	Three months ended March 31
	2016	2015
Adjusted operating income	$358.1	$342.7
Depreciation and amortization	(148.5)	(166.2)
Financial expenses	(39.6)	(46.3)
(Loss) gain on valuation and translation of financial instruments	(1.2)	2.5
Gain on debt refinancing	–	1.7
Restructuring of operations and other items	(4.5)	(1.2)
Income taxes	(29.5)	(27.7)
Net income	$134.8	$105.5

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Results of Videotron

2016/2015 First Quarter Comparison

Customer statistics

Revenue-generating units – As of March 31, 2016, the total number of revenue-generating units stood at 5,665,300, an increase of 17,800 (0.3%) in the first quarter of 2016, compared with an increase of 27,900 (0.5%) in the same period last year. RGUs increased by 158,100 (2.9%) over the last twelve months.

Mobile telephony services – As of March 31, 2016, 795,700 lines were activated on our mobile telephony network, an increase of 27,100 (3.5%) in the quarter, compared with an increase of 29,300 (4.6%) in the same quarter of 2015. Mobile telephony lines increased by 133,600 (20.2%) over the last twelve months.

Cable Internet access services – The number of subscribers to cable Internet access services stood at 1,578,100 as at the end of the first quarter of 2016, an increase of 9,900 (0.6%) in the quarter, compared with an increase of 5,600 (0.4%) in the same quarter of 2015. Cable Internet access customers increased by 35,000 (2.3%) over the last twelve months. As of March 31, 2016, the household penetration rate (number of subscribers as a proportion of the 2,812,900 total homes passed) for our cable Internet access services was 56.1%, compared with 55.4% as of March 31, 2015.

Cable television services – Our combined customer base for cable television services decreased by 14,900 (0.9%) in the first quarter of 2016, compared with a decrease of 11,700 (0.7%) in the first quarter of 2015 and a year-over-year decrease of 48,600 (2.7%). As of March 31, 2016, our cable network household penetration rate was 61.2%, compared with 63.6% a year earlier.

•

The number of subscribers to illico Digital TV stood at 1,568,900 as at the end of the first quarter of 2016, a decrease of 1,700 (0.1%) during the period, compared with an increase of 1,900 (0.1%) in the first quarter of 2015. Illico Digital subscribers increased by 13,400 (0.9%) over the last twelve months. As of March 31, 2016, 91.1% of our cable television customers were subscribers to our illico Digital TV services, compared with 87.9% as of March 31, 2015. Our illico Digital TV household penetration rate was 55.8% as of March 2016, compared with 55.9% as of March 31, 2015.

•

The customer base for analog cable television services decreased by 13,200 (7.9%) in the first quarter of 2016, compared with a decrease of 13,600 (5.9%) in the first quarter of 2015. Analog cable television subscribers decreased by 62,000 (28.8%) over the last twelve months, partially as a result of customer migration to illico Digital TV.

Cable telephony services – The number of cable telephony lines stood at 1,304,300 as at the end of the first quarter of 2016, a decrease of 12,000 (0.9%) in the quarter, compared with a decrease of 4,400 (0.3%) in the same quarter of 2015. Cable telephony lines decreased by 40,300 (3.0%) over the last twelve months. As of March 31, 2016, our cable telephony service household penetration rate was 46.4%, compared with 48.3% as of March 31, 2015.

Club illico – The number of subscribers to Club illico stood at 265,200 as at the end of the first quarter of 2016, an increase of 7,700 (3.0%) in the quarter, compared with an increase of 9,100 (5.1%) in the first quarter of 2015. Club illico customers increased by 78,400 (42.0%) over the last twelve months.

MANAGEMENT DISCUSSION AND ANALYSIS

Table 2

End-of-quarter customer numbers

(in thousands of customers)

	Mar. 16	Dec 15	Sept 15	June 15	Mar. 15	Dec 14	Sept. 14	June 14
Mobile telephony[1]	795.7	768.6	742.5	702.9	662.1	632.8	590.4	552.3
Cable Internet	1,578.1	1,568.2	1,559.5	1,539.1	1,543.1	1,537.5	1,533.8	1,510.4
Cable television:
Analog	153.1	166.3	181.3	194.8	215.1	228.7	251.4	268.3
Digital	1,568.9	1,570.6	1,564.6	1,552.8	1,555.5	1,553.6	1,544.9	1,525.7
	1,722.0	1,736.9	1,745.9	1,747.6	1,770.6	1,782.3	1,796.3	1,794.0
Cable telephony[1]	1,304.3	1,316.3	1,329.5	1,337.7	1,344.6	1,349.0	1,356.0	1,344.0
Club illico	265.2	257.5	228.5	192.8	186.8	177.7	143.7	94.2

Revenue-generating units (RGUs)	5,665.3	5,647.5	5,605.9	5,520.1	5,507.2	5,479.3	5,420.2	5,294.9

[1]	In thousands of lines.

Revenues: $770.7 million, an increase of $38.9 million (5.3%) compared with the first quarter of 2015.

Revenues from mobile telephony services increased by $27.0 million (30.2%) to $116.4 million, essentially due to customer growth and higher revenue per activated line.

Revenues from Internet access services increased by $18.1 million (8.1%) to $241.7 million. The favourable variance was mainly due to increases of some rates, subscriber plans mix, increased usage, subscriber growth and higher revenues from Internet access resellers.

Combined revenues from cable television services decreased by $6.9 million (2.6%) to $260.4 million. This decrease was primarily due to the net customer base erosion and higher discounts, however partially offset by increases of some rates and higher revenues from the leasing of digital set-top boxes.

Revenues from cable telephony services decreased by $10.4 million (8.8%) to $107.5 million, mainly due to lower revenues per customer, the net customer base erosion and lower long distance call revenues, partially offset by higher revenues from business customers.

Revenues from Club illico increased by $2.3 million (42.6%) to 7.7 million, essentially due to customer growth.

Revenues from business solutions increased by $9.0 million (54.2%) to $25.6 million mainly due to revenues generated from the acquisition and integration of Fibrenoire and 4Degrees Colocation inc.

Revenues from sales of customer premises equipment decreased by $0.3 million (3.4%) to $8.5 million.

Other revenues were stable at $2.9 million.

Monthly combined ARPU: $141.37 in the first quarter of 2016, compared with $131.96 in the same quarter of 2015, an increase of $9.41 (7.1%). This growth is mainly explained by an increase in revenues from mobile telephony and Internet access services, as detailed above.

Adjusted operating income: $358.1 million in the first quarter of 2016, an increase of $15.4 million (4.5%) compared to the same quarter of 2015.

•	This increase was primarily due to:

•	revenue increase, as detailed above.

Partially offset by:

•	increase in losses on sale of mobile devices, partially offset by lower customer acquisition costs due to the growing popularity of our “bring your own device” plans; and

•	increase in operating expenses such as marketing costs, professional fees and engineering costs, partially offset by non-recurring expenses incurred in the first quarter of 2015.

MANAGEMENT DISCUSSION AND ANALYSIS

Employee costs, expressed as a percentage of revenues: 12.8% in 2016, compared with 12.6% in 2015.

Purchase of goods and services, expressed as a percentage of revenues: 40.8% in 2016, compared with 40.6% in 2015.

Depreciation and amortization charge: $148.5 million, a decrease of $17.7 million (10.6%) compared with the same quarter of 2015.

•	The decrease was mainly due to:

•	a change in the assessment of the useful life of our spectrum licences, resulting in the cessation of the amortization of those assets during the second quarter of 2015.

Financial expenses (primarily comprised of interest on long-term debt): $39.6 million in the first quarter of 2016, a decrease of $6.7 million (14.5%) compared with the same quarter of 2015.

•	The decrease was mainly due to:

•	$4.3 million decrease in loss on foreign currency translation of short-term monetary items; and

•	$3.3 million decrease in interest on long-term debt, mainly due to lower interest rates on our indebtedness.

Gain or loss on valuation and translation of financial instruments: Loss of $1.2 million in the first quarter of 2016, compared with a gain of $2.5 million in the same quarter of 2015, an unfavourable variance of $3.7 million mainly due to a negative fluctuation in the fair value of financial instruments under fair value hedging relationships.

Restructuring of operations and other items: $4.5 million expense recorded in the first quarter of 2016, compared with $1.2 million in the same quarter of 2015.

•	The increase of $3.3 million was mainly due to:

•	a $2.5 million charge related to labour cost reduction initiatives recorded in the quarter; and

•	$0.7 million increase in charges related to the gradual decommissioning of our analog cable network infrastructure.

Income tax expense: $29.5 million (effective tax rate of 18.0%) in the first quarter of 2016, compared with $27.7 million (effective tax rate of 20.8%) in the same quarter of 2015.

•	The increase of $1.8 million was mainly due to:

•	$8.4 million related to an increase in taxable income.

Partially offset by:

•	$3.0 million decrease due to changes in tax consolidation arrangements with our parent corporation;

•	$1.5 million related to non-taxable or non-deductible items; and

•	$2.1 million related to other items.

Net income attributable to shareholder: $134.8 million, an increase of $29.3 million (27.8%).

•	The increase was mainly due to:

•	$17.7 million decrease in depreciation and amortization charges;

•	$15.4 million increase in adjusted operating income; and

•	$6.7 million decrease in financial expenses.

Partially offset by:

•	$3.7 million unfavourable variance in gain or loss on valuation and translation of financial instruments;

•	$3.3 million unfavourable variance in restructuring of operations and other items;

•	$1.8 million increase in income taxes; and

•	$1.7 million unfavourable variance in gain or loss on debt refinancing.

MANAGEMENT DISCUSSION AND ANALYSIS

CASH FLOW AND FINANCIAL POSITION

This section provides an analysis of sources and uses of cash flows, as well as a financial position analysis as of the balance sheet date.

Operating Activities

Cash flows provided by operating activities: $260.2 million in the first quarter of 2016, compared with $170.2 million in the same quarter of 2015, an increase of $90.0 million (52.9%).

•	The increase was mainly due to:

•

$76.2 million favourable variance in non-cash balances related to operations, mainly due to a $34.8 million favourable net variation in income taxes payable, a $32.6 million favourable net variation in inventories and a $9.1 million favourable net variation in accounts receivable;

•	$15.4 million increase in adjusted operating income; and $6.9 million decrease in cash financial expenses.

Partially offset by:

•	$3.7 million increase in current income tax expenses; and

•	$3.3 million increase in restructuring charges.

Working capital: Negative $368.6 million as of March 31, 2016 compared with negative $380.9 million as of December 31, 2015.

Investing Activities

Additions to fixed assets: $159.6 million in the first quarter of 2016, compared with $161.6 million in the same quarter of 2015.

Additions to intangible assets: $38.6 million in the first quarter of 2016, compared with $24.9 million in the same quarter of 2015. The increase is explained by the acquisition of licences related to various IT platforms, including LTE wireless capacity.

Business acquisition: In January 2016, the Corporation acquired Fibrenoire, a company that provides fibre-optic connectivity services, for a purchase price of $125.0 million, subject to certain adjustments. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to continue to meet the growing demand from business customers for fibre-optic connectivity.

In March 2015, the Corporation acquired 4Degrees Colocation inc. and its data center for a total consideration of $35.2 million, net of cash acquired. This acquisition will enable the Corporation to meet its business customers’ growing technological and hosting needs.

Financing Activities

Consolidated debt (long-term debt plus bank indebtedness): $10.0 million increase during the first quarter of 2016.

•	Summary of debt increases during the same period:

•	$91.9 million drawings on our revolving credit facilities;

•	$29.1 million net change in bank indebtedness; and

•	$7.6 million change in the fair value related to hedged interest rate risk.

•	Summary of debt decreases during the first quarter of 2016:

•

$119.4 million favourable impact of exchange rate fluctuations. This decrease in long-term debt is offset by a decrease in the asset (or an increase in the liability) related to cross-currency interest rate swaps, recorded under “Derivative financial instruments”.

MANAGEMENT DISCUSSION AND ANALYSIS

Assets and liabilities related to derivative financial instruments: Net asset of $385.4 million as of March 31, 2016, compared with a net asset of $494.2 million as of December 31, 2015, a $108.8 million unfavourable variance. The variance was mainly due to the unfavourable net impact of exchange rate and interest rate fluctuations on the value of derivative financial instruments.

Dividends: Net decrease of $16.0 million in cash distributions to our parent corporation in the first quarter of 2016 compared with the same quarter of 2015.

Financial Position as of March 31, 2016

Net available liquid assets: $585.2 million for the Corporation and its wholly owned subsidiaries, consisting of $626.0 million in unused availabilities under credit facilities, less bank indebtedness of $40.8 million.

Consolidated debt (long-term debt plus bank indebtedness): $3,288.3 million as of March 31, 2016, an increase of $10.0 million; $108.8 million unfavourable net variance in assets and liabilities related to derivative financial instruments (see “Financing Activities” above).

As of March 31, 2016, mandatory debt repayments on the Corporation’s long-term debt in the coming years are as follows:

Table 3

Mandatory debt repayments on Videotron’s long-term debt

Twelve-month period ending March 31

(in millions of dollars)

2017	$10.7
2018	10.7
2019	5.4
2020	–
2021	338.6
2022 and thereafter	2,893.2
Total	$3,258.6

The weighted average term of Videotron’s consolidated debt was approximately 7.3 years as of March 31, 2016 (7.6 years as of December 31, 2015). As of March 31, 2016, after taking into account the hedging instruments, the debt consisted of approximately 81.4% fixed-rate debt (84.0% as of December 31, 2015) and 18.6% floating-rate debt (16.0% as of December 31, 2015).

Videotron’s management believes that cash flows from continuing operations and available sources of financing should be sufficient to cover committed cash requirements for capital investments, including investments required for our wireline and wireless networks, working capital, interest payments, debt repayments, pension plan contributions, and dividends in the future. Videotron has access to cash flows generated by its subsidiaries through dividends and cash advances paid by its wholly owned subsidiaries. The Corporation believes it will be able to meet future debt maturities, which are fairly staggered over the coming years.

Pursuant to their financing agreements, the Corporation is required to maintain certain financial ratios. The key indicators listed in these financing agreements include debt service coverage ratio and debt ratio (long-term debt over adjusted operating income). As of March 31, 2016, the Corporation was in compliance with all required financial ratios.

Distributions to our shareholder: We paid $64.0 million in common dividends to our shareholder, Quebecor Media, in the first quarter of 2016, compared with $80.0 million in the same quarter of 2015. We expect to make cash distributions to our shareholder in the future, as determined by our Board of Directors, and within the limits set by the terms of our indebtedness and applicable laws.

MANAGEMENT DISCUSSION AND ANALYSIS

Analysis of Consolidated Balance Sheets as of March 31, 2016

Table 4

Consolidated Balance Sheets of Videotron

Analysis of significant variances between March 31, 2016 and December 31, 2015

(in millions of dollars)

	March 31, 2016	December 31, 2015	Variance	Variance detail
Assets

Amounts receivable from affiliated corporations	$61.3	$12.3	49.0	Increase in dividends receivable under tax consolidation arrangements

Prepaid expenses	54.3	31.2	23.1	Disbursements related to support contracts and municipal and public utilities taxes

Investments	2,285.0	2,090.0	195.0	Net acquisition of preferred shares of an affiliated corporation for tax consolidation purposes

Fixed assets	3,130.6	3,080.7	49.9	Investments from the acquisition of Fibrenoire and on our LTE mobile network

Goodwill	540.9	448.9	92.0	Acquisition of Fibrenoire

Derivative financial instruments[1]	385.4	494.2	(108.8)	See “Financing Activities” above

Liabilities

Bank indebtedness	40.8	11.7	29.1	Cash outflows related to investing and financing activities, less inflows provided by operating activities

Accounts payable and accrued charges	364.8	422.8	(58.0)	Impact of current variances in activity

Amounts payable to affiliated corporations	116.2	62.9	53.3	Increase in interest payable under tax consolidation arrangements

Long-term debt, including short-term portion	3,247.6	3,266.6	(19.0)	See “Financing Activities” above

Subordinated loan from parent corporation	2,285.0	2,090.0	195.0	Net increase in loans payable to the parent corporation for tax consolidation arrangements

Other liabilities	142.7	104.6	38.1	Increase in defined benefit plan liability due to re-measurement loss

[1]	Long-term assets less long-term liabilities

MANAGEMENT DISCUSSION AND ANALYSIS

ADDITIONAL INFORMATION

Contractual Obligations and Other Commercial Commitments

As of March 31, 2016, material contractual obligations included: capital repayment and interest payments on long-term debt, obligations related to derivative financial instruments, less estimated future receipts on derivative financial instruments, operating lease arrangements and capital asset purchases and other commitments. Table 5 below shows a summary of our contractual obligations.

Table 5

Contractual obligations of the Corporation

Payments due by period as of March 31, 2016

(in millions of dollars)

	Total	Less than 1 year	1-3 years	3-5 years	5 years or more
Contractual obligations[1]
Accounts payable and accrued charges	$364.8	$364.8	$–	$–	$–
Amounts payable to affiliated corporations	116.2	116.2	–	–	–
Bank credit facility	26.8	10.7	16.1	–	–
Revolving credit facilities	338.6	–	–	338.6	–
6 7/8% Senior Notes due July 15, 2021	300.0	–	–	–	300.0
5% Senior Notes due July 15, 2022	1,039.0	–	–	–	1,039.0
5 3/8% Senior Notes due June 15, 2024	779.2	–	–	–	779.2
5 5/8% Senior Notes due June 15, 2025	400.0	–	–	–	400.0
5 3/4% Senior Notes due January 15, 2026	375.0	–	–	–	375.0
Interest payments[2]	1,144.6	117.2	310.7	306.5	410.2
Derivative financial instruments[3]	(370.1)	4.6	(18.3)	–	(356.4)
Operating lease commitments	183.5	38.8	61.6	36.7	46.4
Services and capital equipment commitments	380.8	110.2	86.7	51.1	132.8

Total contractual cash obligations	$5,078.4	$762.5	$456.8	$732.9	$3,126.2

[1]

Excludes obligations under subordinated loans due to Quebecor Media, our parent corporation; the proceeds of which are used to invest in preferred shares of an affiliated corporation for tax consolidation purposes for the Quebecor Media group.

[2]	Estimated interest payable on long-term debt, based on interest rates, hedging of interest rates and hedging of foreign exchange rates as of March 31, 2016.

[3]	Estimated future receipts, net of disbursements, related to foreign exchange hedging using derivative financial instruments.

Related Party Transactions

The following describes transactions in which the Corporation and its directors, executive officers and affiliates are involved. We believe that each of the transactions described below was on terms no less favourable to Videotron than could have been obtained from independent third parties.

Operating transactions

In the first quarter of 2016, the Corporation and its subsidiaries incurred various expenses, including rent charges, from the parent and affiliated corporations in the amount of $33.7 million ($24.7 million in the same quarter of 2015), which are included in purchase of goods and services. The Corporation and its subsidiaries generated revenues from the parent and affiliated corporations in the amount of $1.9 million ($1.8 million in the first quarter of 2015). These transactions were concluded and accounted for at the consideration agreed between parties.

MANAGEMENT DISCUSSION AND ANALYSIS

Management arrangements

Videotron has entered into management arrangements with its parent corporation. Under these management arrangements, the parent corporation provides management services on a cost-reimbursement basis.

In the first quarter of 2016, Videotron incurred management fees of $13.2 million ($13.0 million in the first quarter of 2015) with its parent corporation.

Financial Instruments

The Corporation uses a number of financial instruments, mainly cash and cash equivalents, bank indebtedness, accounts receivable, accounts payable and accrued charges, provisions, long-term debt, and derivative financial instruments.

In order to manage its foreign exchange and interest rate risks, the Corporation uses derivative financial instruments (i) to set in Canadian dollars future payments on debts denominated in U.S. dollars (interest and principal) and certain purchases of inventories and other capital expenditures denominated in a foreign currency, (ii) to achieve a targeted balance of fixed and floating rate debts and (iii) to lock-in the value of certain derivative financial instruments through offsetting transactions. The Corporation does not intend to settle its derivative financial instruments prior to their maturity as none of these instruments is held or issued for speculative purposes.

Certain cross-currency interest rate swaps entered into by the Corporation include an option that allows each party to unwind the transaction on a specific date at the then settlement amount.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2016 and December 31, 2015 are as follows:

Table 6

Fair value of long-term debt and derivative financial instruments

(in millions of dollars)

	March 31, 2016		December 31, 2015
	Carrying value	Fair value	Carrying value	Fair value
Long-term debt [1,2]	$(3,258.6)	$(3,338.6)	$(3,286.1)	$(3,289.6)
Derivative Financial instruments
Early settlement options	1.0	1.0	1.0	1.0
Foreign exchange forward contracts	(5.1)	(5.1)	9.3	9.3
Cross-currency interest rate swaps[3]	390.5	390.5	484.9	484.9

[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest rate risk, embedded derivatives and financing fees.

[2]	The fair value of long-term debt excludes the fair value of early settlement options, which is presented separately in the table.

[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

MANAGEMENT DISCUSSION AND ANALYSIS

The fair value of long-term debt in table 6 is estimated based on quoted market prices when available or on valuation models. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using period-end market yields or the market value of similar instruments with the same maturity.

The fair value of derivative financial instruments recognized on the consolidated balance sheet is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative financial instrument and factors observable in external markets data, such as period-end swap rates and foreign exchange rates. An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation, in the recognized measure of the fair value of the derivative financial instruments by applying a credit default premium estimated using a combination of observable and unobservable inputs in the market to the net exposure of the counterparty or the Corporation.

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using market inputs, including volatility, discount factors and underlying instruments adjusted implicit interest rate and credit premium.

The gain or loss on valuation and translation of financial instruments for the three months ended March 31, 2016 and 2015 is summarized in the following table.

Table 7

Loss (gain) on valuation and translation of financial instruments

(in millions of dollars)

	Three months ended March 31
	2016	2015
Gain on reversal of embedded derivatives upon debt redemption	$–	$(0.3)
Loss (gain) on the ineffective portion of fair value hedges	1.2	(2.9)
Loss on the ineffective portion of cash flow hedges	–	0.7
	$1.2	$(2.5)

A gain of $4.3 million was recorded under other comprehensive income in the first quarter of 2016 in relation to cash flow hedging relationships ($4.2 million in the same quarter of 2015).

MANAGEMENT DISCUSSION AND ANALYSIS

Cautionary Statement Regarding Forward-Looking Statement

This quarterly report contains forward-looking statements with respect to our financial condition, results of operations, our business, and certain of our plans and objectives. These forward-looking statements are made pursuant to the “Safe Harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on current expectations, estimates, forecasts and projections about the industries in which we operate as well as beliefs and assumptions made by our management. Such statements include, in particular, statements about our plans, prospects, financial position and business strategies. Words such as “may,” “will,” “expect,” “continue,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “seek,” or the negatives of those terms or variations of them or similar terminology are intended to identify such forward-looking statements. Although we believe that the expectations reflected in these forward-looking statements are reasonable, these statements, by their nature, involve risks and uncertainties and are not guarantees of future performance. Such statements are also subject to assumptions concerning, among other things: our anticipated business strategies; anticipated trends in our business; anticipated reorganizations of any of our businesses, and any related restructuring provisions or impairment charges; and our ability to continue to control costs. We can give no assurance that these estimates and expectations will prove to have been correct. Actual outcomes and results may, and often do, differ from what is expressed, implied or projected in such forward-looking statements, and such differences may be material. Some important factors that could cause actual results to differ materially from those expressed in these forward-looking statements include, but are not limited to:

•	our ability to successfully continue developing our network and facilities-based mobile offering;

•	general economic, financial or market conditions;

•	the intensity of competitive activity in the industries in which we operate;

•	new technologies that would change consumer behaviour towards our product suite;

•

unanticipated higher capital spending required to deploy our network or to address continued development of competitive alternative technologies, or the inability to obtain additional capital to continue the development of our business;

•	our ability to implement successfully our business and operating strategies and manage our growth and expansion;

•

disruptions to the network through which we provide our digital television, Internet access, telephony services and Club illico, and our ability to protect such services from piracy, unauthorised access or other security breaches;

•	labour disputes or strikes;

•	changes in our ability to obtain services and equipment critical to our operations;

•

changes in laws and regulations, or in their interpretation, which could result, among other things, in the loss (or reduction in value) of our licences or markets or in an increase in competition, compliance costs or capital expenditures;

•	our substantial indebtedness, the tightening of credit markets, and the restrictions on our business imposed by the terms of our debt; and

•	interest rate fluctuations that affect a portion of our interest payment requirements on long-term debt.

We caution you that the above list of cautionary statements is not exhaustive. These and other factors are discussed in further detail in the annual report on Form 20-F, under “Item 3. Key information – Risk Factors.” Each of these forward-looking statements speaks only as of the date of this report. We will not update these statements unless securities laws require us to do so. We advise you to consult any documents we may file with or furnish to the U.S. Securities and Exchange Commission (SEC).

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2016	2015
Revenues
Cable television		$260,385	$267,289
Internet		241,689	223,576
Cable telephony		107,511	117,858
Mobile telephony		116,397	89,388
Over-the-top video		7,689	5,374
Business solutions		25,641	16,630
Equipment sales		8,462	8,773
Other		2,889	2,939
		770,663	731,827

Employee costs	2	98,332	92,246
Purchase of goods and services	2	314,285	296,942
Depreciation and amortization		148,452	166,155
Financial expenses	3	39,643	46,281
Loss (gain) on valuation and translation of financial instruments	4	1,186	(2,486)
Gain on debt refinancing		–	(1,689)
Restructuring of operations and other items	5	4,510	1,169
Income before income taxes		164,255	133,209

Income taxes
Current		38,205	34,501
Deferred		(8,713)	(6,771)
		29,492	27,730
Net income		$134,763	$105,479

Net income attributable to
Shareholder		$134,756	$105,460
Non-controlling interests		7	19

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	Note	2016	2015

Net income		$134,763	$105,479
Other comprehensive loss:
Items that may be reclassified to income :
Cash flows hedges:
Gain on valuation of derivative financial instruments		4,307	4,180
Deferred income taxes		8,277	(11,841)
Items that will not be reclassified to income:
Defined benefit plans:
Re-measurement loss		(31,000)	–
Deferred income taxes		8,000	–
Reclassification to income:
Gain related to cash flows hedges		–	(1,800)
Deferred income taxes		–	374
		(10,416)	(9,087)
Comprehensive income		$124,347	$96,392

Comprehensive income attributable to
Shareholder		$124,340	$96,373
Non-controlling interests		7	19

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF EQUITY

(in thousands of Canadian dollars)

(unaudited)

	Equity attributable to shareholder
	Capital stock (note 9)	Retained earnings	Accumulated other comprehensive loss (note 11)	Equity attributable to non-controlling interests	Total equity

Balance as of December 31, 2014	$3,401	$836,684	$(46,989)	$811	$793,907

Net income	–	105,460	–	19	105,479

Other comprehensive loss	–	–	(9,087)	–	(9,087)

Dividends	–	(80,000)	–	–	(80,000)

Balance as of March 31, 2015	3,401	862,144	(56,076)	830	810,299

Net income	–	480,391	–	33	480,424

Other comprehensive loss	–	–	(20,768)	–	(20,768)

Issuance of capital stock	170,000	–	–	–	170,000

Reduction in paid-up capital	(41,000)	–	–	–	(41,000)

Dividends	–	(585,000)	–	(155)	(585,155)

Balance as of December 31, 2015	132,401	757,535	(76,844)	708	813,800

Net income	–	134,756	–	7	134,763

Other comprehensive loss	–	–	(10,416)	–	(10,416)

Dividends	–	(64,000)	–	–	(64,000)

Balance as of March 31, 2016	$132,401	$828,291	$(87,260)	$715	$874,147

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands of Canadian dollars)

(unaudited)

		Three months ended March 31
	Note	2016	2015

Cash flows related to operating activities
Net income		$134,763	$105,479
Adjustments for:
Depreciation of fixed assets		130,982	135,720
Amortization of intangible assets		17,470	30,435
Loss (gain) on valuation and translation of financial instruments	4	1,186	(2,486)
Amortization of financing costs and long-term debt discount	3	880	1,172
Deferred income taxes		(8,713)	(6,771)
Gain on debt refinancing		–	(1,689)
Other		1,996	2,929
		278,564	264,789
Net change in non-cash balances related to operating activities		(18,394)	(94,541)
Cash flows provided by operating activities		260,170	170,248

Cash flows related to investing activities
Additions to fixed assets		(159,620)	(161,645)
Additions to intangible assets		(38,633)	(24,925)
Business acquisition (net of cash acquired)	6	(119,074)	(35,412)
Acquisition of preferred shares of an affiliated corporation	8	(195,000)	(1,010,000)
Other		448	267
Cash flows used in investing activities		(511,879)	(1,231,715)

Cash flows related to financing activities
Increase in bank indebtedness		29,074	–
Net borrowings under revolving credit facility		91,929	–
Issuance of a loan from the parent corporation	8	195,000	1,010,000
Dividends		(64,000)	(80,000)
Cash flows provided by financing activities		252,003	930,000

Net change in cash and cash equivalents		294	(131,467)

Cash and cash equivalents at the beginning of the period		1,774	342,802
Cash and cash equivalents at the end of the period		$2,068	$211,335

VIDEOTRON LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Three months ended March 31
	2016	2015
Additional information on the consolidated statements of cash flows

Cash and cash equivalents consist of
Cash	$219	$106,173
Cash equivalents	1,849	105,162
	$2,068	$211,335

Interest and taxes reflected as operating activities
Cash interest payments	$37,239	$24,457
Cash income tax payments (net of refunds)	28,754	59,515

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2016	December 31, 2015
Assets

Current assets
Cash and cash equivalents		$2,068	$1,774
Accounts receivable		263,105	272,593
Amounts receivable from affiliated corporations		61,326	12,330
Income taxes		9,150	17,896
Inventories		98,772	114,206
Prepaid expenses		54,331	31,158
Total current assets		488,752	449,957

Non-current assets
Investments	8	2,285,000	2,090,000
Fixed assets	6	3,130,604	3,080,687
Intangible assets	6	1,086,909	1,071,398
Goodwill	6	540,875	448,864
Derivative financial instruments		392,611	494,197
Other assets		19,966	21,456
Total non-current assets		7,455,965	7,206,602
Total assets		$7,944,717	$7,656,559

VIDEOTRON LTD.

CONSOLIDATED BALANCE SHEETS (continued)

(in thousands of Canadian dollars)

(unaudited)

	Note	March 31, 2016	December 31, 2015

Liabilities and Equity

Current liabilities
Bank indebtedness		$40,772	$11,698
Accounts payable and accrued charges		364,821	422,769
Amounts payable to affiliated corporations		116,190	62,913
Provisions		56,234	55,564
Deferred revenue		268,624	267,283
Current portion of long-term debt	7	10,714	10,714
Total current liabilities		857,355	830,941

Non-current liabilities
Long-term debt	7	3,236,852	3,255,928
Subordinated loan from parent corporation	8	2,285,000	2,090,000
Derivative financial instruments		7,177	–
Deferred income taxes		541,479	561,318
Other liabilities		142,707	104,572
Total non-current liabilities		6,213,215	6,011,818
Total liabilities		7,070,570	6,842,759

Equity
Capital stock	9	132,401	132,401
Retained earnings		828,291	757,535
Accumulated other comprehensive loss	11	(87,260)	(76,844)
Equity attributable to shareholder		873,432	813,092
Non-controlling interests		715	708
Total equity		874,147	813,800
Total liabilities and equity		$7,944,717	$7,656,559

See accompanying notes to condensed consolidated financial statements.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

Videotron Ltd. (the “Corporation”) is incorporated under the laws of Québec and is a wholly owned subsidiary of Quebecor Media Inc. (the parent corporation) and is a subsidiary of Quebecor Inc. (the ultimate parent corporation). The Corporation’s head office and registered office is located at 612, rue Saint-Jacques, Montreal (Quebec), Canada.

The Corporation offers television distribution, Internet access, business solutions (including data centers), cable and mobile telephony and over-the-top video services in Canada and is engaged in the rental of movies and televisual products through its video-on-demand services.

1.	BASIS OF PRESENTATION

These consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), except that they do not include all disclosures required under IFRS for annual consolidated financial statements. In particular, these consolidated financial statements were prepared in accordance with IAS 34, Interim Financial Reporting, and accordingly, they are condensed consolidated financial statements. These condensed consolidated financial statements should be read in conjunction with the Corporation’s 2015 annual consolidated financial statements, which contain a description of the accounting policies used in the preparation of these financial statements.

These condensed consolidated financial statements were approved for issue by the Board of Directors of the Corporation on May 11, 2016.

2.	EMPLOYEE COSTS AND PURCHASE OF GOODS AND SERVICES

The main components of employee costs and purchase of goods and services are as follows:

	Three months ended March 31
	2016	2015

Employee costs	$144,793	$133,172
Less employee costs capitalized to fixed assets and intangible assets	(46,461)	(40,926)
	98,332	92,246
Purchase of goods and services
Royalties and rights	111,772	110,184
Cost of retail products	56,219	44,816
Subcontracting costs	27,254	28,128
Marketing and distribution expenses	16,152	11,586
Other	102,888	102,228
	314,285	296,942

	$412,617	$389,188

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

3.	FINANCIAL EXPENSES

	Three months ended March 31
	2016	2015

Third parties:
Interest on long-term debt	$38,749	$42,073
Amortization of financing costs and long-term debt discount	880	1,172
(Gain) loss on foreign currency translation on short-term monetary items	(576)	3,687
Other	377	(695)
	39,430	46,237
Affiliated corporations:
Interest expense (net of interest income)	55,790	44,723
Dividend income (net of dividend expense)	(56,430)	(45,407)
	(640)	(684)

Interest on net defined benefit liability	853	728
	$39,643	$46,281

4.	LOSS (GAIN) ON VALUATION AND TRANSLATION OF FINANCIAL INSTRUMENTS

	Three months ended March 31
	2016	2015

Gain on embedded derivatives	$(26)	$(45)
Gain on reversal of embedded derivatives upon debt redemption	–	(296)
Loss (gain) on the ineffective portion of fair value hedges	1,212	(2,882)
Loss on the ineffective portion of cash flow hedges	–	737
	$1,186	$(2,486)

5.	RESTRUCTURING OF OPERATIONS AND OTHER ITEMS

	Three months ended March 31
	2016	2015

Restructuring of operations	$3,735	$894
Other	775	275
	$4,510	$1,169

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

6.	BUSINESS ACQUISITION

On January 7, 2016, the Corporation acquired Fibrenoire Inc. (“Fibrenoire”), a company that provides businesses with fibre-optic connectivity services, for a purchase price of $125.0 million. At closing, the Corporation paid an amount of $119.1 million, net of cash acquired of $1.8 million. The balance payable of $4.1 million could be subject to certain adjustments related to working capital items and other conditions. The transaction will enable Videotron Business Solutions and Fibrenoire to join forces to meet the growing demand from business customers for fibre-optic connectivity. The purchase price allocation was accounted for on a preliminary basis and will be finalized by the end of the year. The assets acquired are mainly comprised of tangible assets of $33.0 million and intangible assets, including goodwill, of $98.0 million. Goodwill arising from this acquisition reflects anticipated synergies and future growth potential.

7.	LONG-TERM DEBT

Components of the long-term debt are as follows:

	March 31, 2016	December 31, 2015

Bank credit facilities	$365,444	$273,515
Senior Notes	2,893,180	3,012,600
Total long-term debt	3,258,624	3,286,115

Change in fair value related to hedged interest rate risk	19,011	11,450
Adjustment related to embedded derivatives	(338)	(312)
Financing fees, net of amortization	(29,731)	(30,611)
	(11,058)	(19,473)

Less current portion	(10,714)	(10,714)
	$3,236,852	$3,255,928

8.	SUBORDINATED LOAN FROM PARENT CORPORATION

On February 5, 2015, the Corporation contracted a subordinated loan of $1.01 billion from Quebecor Media Inc., bearing interest at a rate of 10.75%, payable every six months on June 20 and December 20, and maturing on February 5, 2045. On the same day, the Corporation invested the total proceeds of $1.01 billion into 1,010,000 preferred shares, Series B, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 10.85%, payable semi-annually.

On February 12, 2016, 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc., redeemed 430,000 preferred shares, Series B, for a total cash consideration of $430.0 million, and settled cumulative unpaid dividends of $6.9 million. On the same day, the Corporation used the total proceeds of $430.0 million to repay part of its subordinated loan contracted from Quebecor Media Inc.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

8.	SUBORDINATED LOAN FROM PARENT CORPORATION (continued)

On March 1, 2016, the Corporation contracted a subordinated loan of $625.0 million from Quebecor Media Inc., bearing interest at a rate of 11.5%, payable every six months on June 20 and December 20, and maturing on March 1st, 2046. On the same day, the Corporation invested the total proceeds of $625.0 million into 625,000 preferred shares, Series D, of 9101-0835 Québec Inc., a subsidiary of Quebecor Media Inc. These shares carry the right to receive an annual dividend of 11.6%, payable semi-annually.

These transactions were carried out for tax consolidation purposes of Quebecor Media Inc. and its subsidiaries.

9.	CAPITAL STOCK

(a)	Authorized capital stock

An unlimited number of common shares, without par value, voting and participating.

An unlimited number of preferred shares, Series B, Series C, Series D, Series E, Series F, and Series H, without par value, ranking prior to the common shares with regards to payment of dividends and repayment of capital, non-voting, non-participating, a fixed monthly non-cumulative dividend of 1%, retractable and redeemable.

An unlimited number of preferred shares, Series G, ranking prior to all other shares with regards to payment of dividends and repayment of capital, non-voting, non-participating carrying the rights and restrictions attached to the class as well as a fixed annual cumulative preferred dividend of 11.25%, retractable and redeemable.

(b)	Issued and outstanding capital stock

	Common Shares
	Number	Amount
Balance as of March 31, 2016 and December 31, 2015	172,516,829	$132,401

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

10.	STOCK-BASED COMPENSATION PLAN

Outstanding options

The following table provides details of changes to outstanding options in the principal stock-based compensation plans in which management of the Corporation participates, for the three-month period ended March 31, 2016:

	Outstanding options
	Number	Weighted average exercise price
Quebecor Inc.
As of December 31, 2015	50,000	$25.49
Granted	–	–
As of March 31, 2016	50,000	$25.49
Vested options as of March 31, 2016	16,666	$25.49

Quebecor Media Inc.
As of December 31, 2015	386,611	$62.34
Exercised	(30,928)	57.35
As of March 31, 2016	355,683	$62.77
Vested options as of March 31, 2016	28,250	$58.74

For the three-month period ended March 31, 2016 a net consolidated charge related to the stock-based compensation plan was recorded in the amount of $0.6 million (a net reversal of $0.1 million in 2015).

During the three-month period ended March 31, 2016, 30,928 of the Corporation’s stock options were exercised for a cash consideration of $0.4 million (16,750 stock options for $0.3 million in 2015).

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

11.	ACCUMULATED OTHER COMPREHENSIVE LOSS

	Cash flow hedges	Defined benefit plans	Total

Balance as of December 31, 2014	$(17,605)	$(29,384)	$(46,989)
Other comprehensive loss	(9,087)	–	(9,087)
Balance as of March 31, 2015	(26,692)	(29,384)	(56,076)
Other comprehensive loss	(13,744)	(7,024)	(20,768)
Balance as of December 31, 2015	(40,436)	(36,408)	(76,844)
Other comprehensive income (loss)	12,584	(23,000)	(10,416)
Balance as of March 31, 2016	$(27,852)	$(59,408)	$(87,260)

No significant amount is expected to be reclassified in income over the next 12 months in connection with derivatives designated as cash flow hedges. The balance is expected to reverse over a 8 1/4 -year period.

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS

In accordance with IFRS 13, Fair value measurement, the Corporation considers the following fair value hierarchy which reflects the significance of the inputs used in measuring its other financial instruments accounted for at fair value in the consolidated balance sheets:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities;

•	Level 2: inputs other than quoted prices included in Level 1 that are observable for the asset or liability, either directly (i.e., as prices) or indirectly (i.e., derived from prices); and

•	Level 3: inputs that are not based on observable market data (unobservable inputs).

The fair value of long-term debt is estimated based on quoted market prices when available or on valuation models using Level 1 and Level 2 inputs. When the Corporation uses valuation models, the fair value is estimated using discounted cash flows using year-end market yields or the market value of similar instruments with the same maturity.

The fair value of cash equivalents and bank indebtedness, classified as held for trading and accounted for at their fair value in the consolidated balance sheets, is determined using Level 2 inputs.

The fair value of derivative financial instruments recognized in the consolidated balance sheets is estimated as per the Corporation’s valuation models. These models project future cash flows and discount the future amounts to a present value using the contractual terms of the derivative instrument and factors observable in external market data, such as period-end swap rates and foreign exchange rates (Level 2 inputs). An adjustment is also included to reflect non-performance risk impacted by the financial and economic environment prevailing at the date of the valuation in the recognized measure of the fair value of the derivative instruments by applying a credit default premium, estimated using a combination of observable and unobservable inputs in the market (Level 3 inputs), to the net exposure of the counterparty or the Corporation. Derivative financial instruments are classified as Level 2.

VIDEOTRON LTD.

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (continued)

For the three-month periods ended March 31, 2016 and 2015

(tabular amounts in thousands of Canadian dollars, except for option data)

(unaudited)

12.	FAIR VALUE OF FINANCIAL INSTRUMENTS (continued)

The fair value of early settlement options recognized as embedded derivatives is determined by option pricing models using Level 2 market inputs, including volatility, discount factors, and the underlying instrument’s adjusted implicit interest rate and credit premium.

The carrying value and fair value of long-term debt and derivative financial instruments as of March 31, 2016 and December 31, 2015 are as follows:

	March 31, 2016		December 31, 2015
Asset (liability)	Carrying value	Fair value	Carrying value	Fair value

Long-term debt[1,2]	$(3,258,624)	$(3,338,600)	$(3,286,115)	$(3,289,600)
Derivative financial instruments
Early settlement options	1,000	1,000	1,000	1,000
Foreign exchange forward contracts[3]	(5,077)	(5,077)	9,282	9,282
Cross-currency interest rate swaps[3]	390,511	390,511	484,915	484,915
[1]	The carrying value of long-term debt excludes adjustments to record changes in the fair value of long-term debt related to hedged interest risk, embedded derivatives and financing fees.
[2]	The fair value of the long-term debt does not include the fair value of early settlement options, which is presented separately in the table.
[3]	The value of foreign exchange forward contracts entered into to lock-in the value of existing hedging positions is netted from the value of the offset financial instruments.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

VIDEOTRON LTD.

/s/ Hugues Simard
By:	Hugues Simard
Senior Vice President and Chief Financial Officer

Date: May 18, 2016